July 11, 2025

Via EDGAR Correspondence

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)
Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 66)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 67)

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 66 to the Registrant’s registration statement on Form N-1A (“PEA 66”) that were provided by teleconference on June 18, 2025 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Asset-Backed Securities ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 66.

1.	Staff Comment: In the introductory paragraph under the section “Fees and Expenses of the Fund,” please bold font the second sentence.

Response: As requested, the Registrant has bolded the second sentence of the introductory paragraph under the section “Fees and Expenses of the Fund.”

2.	Staff Comment: The Staff noted the Fund’s principal investment strategy included restricted securities, lower-rated tranches of collateralized loan obligations and collateralized mortgage obligations, and non-agency mortgage-backed securities. Given the liquidity profile of these securities, please explain the appropriateness of the open-end fund structure in accordance with Rule 22e-4.

Response: The Adviser has engaged in a thorough examination of the liquidity profile of the Fund and this review included a vetting of the Fund’s potential compliance with both Rule 22e-4 and the Registrant’s existing Liquidity Risk Management Program that was adopted as required by Rule 22e-4. In reviewing the Fund’s potential investments, the Adviser considered a variety of factors in accordance with its Liquidity Risk Management Program, including among other things: the existence of an active market for the Fund’s underlying securities, including the number, diversity, and quality of market participants; the frequency of trades or quotes for the underlying basket of securities and average daily trading volume of the asset class; volatility of trading prices for the asset class; anticipated bid-ask spreads for the underlying securities; the ability to trade the underlying securities and any potential restrictions on trading or limitations on transfer of underlying securities; the anticipated size of the Fund’s position in the underlying securities relative to historic trading volume. The Adviser believes Authorized Participants will be able and willing to maintain a market in the Fund’s shares. The Adviser also took into account its experience in trading the underlying securities.

Further, pursuant to the Registrant’s Liquidity Risk Management program, the Adviser performed a liquidity analysis for the Fund based on a pro forma portfolio of securities. This analysis indicates that the Fund anticipates it will maintain less than 15% of its portfolio in illiquid securities. Based on this analysis and the broader consideration of the potential portfolio securities to be held by the Fund, the Adviser anticipates that the liquidity risk management program established for the Fund will be compliant with Rule 22e-4.

For the reasons set forth above, the Adviser believes that the Fund’s proposed investment objective and principal investment strategies are appropriate for an open-end fund structure in view of the requirements of Rule 22e-4 under the Investment Company Act.

3.	Staff Comment: Please confirm the use of subprime mortgages as part of the Fund’s principal investment strategy. If so, please include risk disclosure stating that subprime mortgages could change dramatically over time.

Response: The Registrant confirms that investment in subprime mortgages is not a principal strategy. As such, the Registrant has revised its principal investment risk disclosure accordingly.

4.	Staff Comment: If the Fund will use interest rate futures as part of its principal investment strategy, please include additional disclosure in the Derivatives Risk factor.

Response: The Registrant notes that the Fund anticipates using derivatives, particularly interest rate futures, for hedging purposes only and not as a principal investment strategy at this time. The Registrant confirms additional risk disclosure is included under “Additional Strategies and Risks” since it is considered non-principal.

5.	Staff Comment: Under Item 6, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that the ETF might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has included risk disclosure in the Fund's statutory prospectus under the heading “Cash Transaction Risk,” which discloses the risks of cash transactions as described by the Staff. That language is as follows:

Cash Transaction Risk. The Fund may require all APs to purchase Creation Units in cash when portfolio management believes it is in the best interest of the Fund. Cash purchases may cause the Fund to incur portfolio transaction fees or charges or delays in investing the cash that it would otherwise not incur if a purchase was made on an in-kind basis. To the extent the Fund determines to effect a Creation Unit redemption on a cash basis, it may be less tax-efficient for the Fund compared to an in-kind redemption and may cause the Fund to incur portfolio transaction fees or charges it would not otherwise incur with an in-kind redemption, to the extent such fees or charges are not offset by the redemption transaction fee paid by APs. In addition, the Fund's use of cash transactions may result in wider bid-ask spreads in Fund shares trading in the secondary market as compared to ETFs that transact exclusively on an in-kind basis.

6.	Staff Comment: Under Item 9 “Risks of the Funds”, please consider moving all non-principal risks to the SAI.

Response: Registrant respectfully notes the following statement in the “Risks of the Funds” introduction paragraph that the risks in Item 9 include both principal and non-principal risks (pertinent disclosure is shown in italics for convenience).

“RISKS OF THE FUNDS

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Fund. The Fund invests mainly in mortgage-related instruments. The following information is intended to help you better understand some of the risks of investing in the Fund, including those risks that are summarized in the Fund Summary sections. This information also includes descriptions of other risks the Fund may be subject to as a result of additional investment strategies and general policies that may apply to the Fund. The impact of the following risks on the Fund may vary depending on the Fund’s investments. The greater the Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in the Fund, you should consider carefully the risks that you assume when investing in the Fund.”

The Registrant believes the existing disclosure format is clear and appropriate, and consequently it respectfully declines to revise as requested at this time.

7.	Staff Comment: On page 38 of the Statement of Additional Information, please delete the statement that the Fund reserves the “absolute” right to reject or revoke a creation order, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; … (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018) (the “Rule 6c-11 Proposing Release”). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019) (the “Rule 6c-11 Adopting Release”). While the Staff recognizes that, in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, and the Rule 6c-11 Adopting Release, as well as the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act. The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.1 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”2 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the Investment Company Act[.]”3 The Registrant notes that rejecting individual creation orders does not implicate Section 22(e) of the Investment Company Act as that provision only relates the right of redemption, not purchase orders.

[1]	See also Rule 6c-11 Adopting Release at 56-59.
[2]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

The Registrant believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Registrant’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the Investment Company Act,4 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Registrant believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a fund increases in size, the Registrant has rejected particular creation orders only in very rare circumstances.

* * *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen
Cara B. Owen
Secretary
Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.

[4]	See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).